09058601

NGE COMMISSION
. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8- 67813

REPORT FOR THE PERIOD BEGINNING 01/01/2008 AND ENDING 12/31/2008

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SEC Mail Processing Section
FEB 27 2009
Washington, DC
110

Official Use Only
FIRM ID. NO.

Rollover Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

4135 South Stream Blvd, Ste 500
(No. and Street)

Charlotte	NC	28217
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Spencer Williams (704) 295-1131
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

Dixon Hughes PLLC

6525 Morrison Blvd.	Charlotte	NC	28211
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Spencer Williams, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rollover Securities, LLC as of December 31, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Spencer Williams

3-15-10

Notary Public Exp Date

This report ** contains (check all applicable boxes):

- [X] (a) **Facing Page**
- [X] (b) **Statement of Financial Condition**
- [X] (c) **Statement of Operations**
- [X] (d) **Statement of Cash Flows**
- [X] (e) **Statement of Changes in Stockholder's Equity**
- [ ] (f) **Statement of Changes in Liabilities Subordinated to Claims of Creditors**
- [X] (g) **Computation of Net Capital**
- [X] (h) **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [X] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] (j) **A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
- [ ] **Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act**
- [ ] (k) **A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
- [X] (l) **An Oath or Affirmation**
- [ ] (m) **A Copy of the SIPC Supplemental Report**
- [ ] (n) **A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
- [X] (o) **Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Independent Auditors' Report

To the Member of
Rollover Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Rollover Securities, LLC, (the "Company"), a wholly-owned subsidiary of RolloverSystems, Inc., as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rollover Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8-10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Charlotte, North Carolina
February 24, 2009

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

ROLLOVER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash	$	259,070
Prepaid Expenses		65,685
TOTAL ASSETS	$	324,755
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable	$	2,535
Salaries & Wages Payable		23,950
Due to Parent (net)		93,742
TOTAL LIABILITIES		120,227
MEMBER'S EQUITY		204,528
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	324,755

See notes to financial statements.

ROLLOVER SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Fee Income	$	313,060
Other Income		4,374
TOTAL REVENUES		317,434
COST OF SALES:		
Sales Staff Wages and Benefits		713,410
GROSS LOSS		(395,976)
OPERATING EXPENSES:		
Payroll Expense and Benefits		396,943
Management and Service Fees		89,698
Security Registration Fees and Licenses		73,587
Professional Fees		13,085
Other		6,229
TOTAL EXPENSES		579,542
NET LOSS	$	(975,518)

See notes to financial statements.

ROLLOVER SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBER'S EQUITY, DECEMBER 31, 2007	$	10,046
MEMBER CONTRIBUTIONS		1,170,000
NET LOSS		(975,518)
MEMBER'S EQUITY, DECEMBER 31, 2008	$	204,528

See notes to financial statements.

ROLLOVER SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(975,518)
Adjustments to reconcile net loss to net cash used by operating activities:		
Change in prepaid account		(65,685)
Change in accounts payable		2,535
Change in salaries & wages payable		23,950
Change in intercompany payable		93,742
Net cash used by operating activities		(920,976)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions		1,170,000
NET INCREASE IN CASH		249,024
CASH, DECEMBER 31, 2007		10,046
CASH, DECEMBER 31, 2008	$	259,070

See notes to financial statements.

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations – Rollover Securities, LLC (the "Company"), a wholly owned subsidiary of RolloverSystems, Inc (the "Parent"), is a limited liability company that operates as a registered broker dealer. As a registered broker dealer, the Company's principal business is the distribution and servicing of mutual fund-based Individual Retirement Accounts to individual customers that choose to move their qualified savings from a 401(k) or other defined contribution plan into an IRA. The Company does not take title to, or control of, any securities. The Company is registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Agency ('FINRA') (formerly the National Association of Security Dealers).

Advertising Expense – Advertising and promotion costs are expensed as incurred. Such costs amounted to $6,380 for the year ended December 31, 2008.

Estimates – The preparation of financial statements in conformity with accounting principles general accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, the actual amounts could differ from those estimates.

Cash – The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits. At December 31, 2008, the Company had approximately $9,000 in excess of FDIC insured limits.

Income Taxes – The Company has elected to be treated as a partnership as defined in the Internal Revenue Code. In lieu of the Company paying corporate income taxes, the member of the limited liability company is taxed on the Company's taxable income or deducts the Company's loss. Therefore, no provisions or liability for income taxes have been included in these financial statements.

FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* ("FIN 48") was issued in 2006 and clarifies the accounting for the recognition and measurement of uncertainties in income taxes for all entities, including pass-through entities, such as S-corporations, limited liability companies, or partnerships. In accordance with FASB Staff Position No. FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises* ("FSP FIN 48-3"), the Company has elected to defer application of the provisions of FIN 48 as of and for the year ended December 31, 2008.

The Company continues to account for uncertain tax positions in accordance with the principles of Statement of Financial Accounting Standards No. 5 *Accounting for Contingencies*, under which liabilities for uncertain tax positions are recognized in the financial statements when it becomes probable a liability has been incurred and the amount can be reasonably estimated. Unless the deferral is extended further, the Company will be required to adopt the provisions of FIN 48 for the year ended December 31, 2009. The Company has not yet determined the effects the adoption of the provisions of FIN 48 will have on the Company's financial statements.

2. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2008, the Company had net capital of $138,843, which was $123,815 in excess of its required net capital of $15,028. The Company had $120,227 in aggregate indebtedness at December 31, 2008 and a net capital ratio of .87 to 1.

3. RELATED PARTY TRANSACTIONS

The Company's primary purpose is to process certain transactions initiated by the Parent that require the services of a registered broker-dealer. These services can range from providing education regarding an individual's product choices, investment choices, or servicing options to helping investors consolidate assets into retirement products, as well as moving assets from qualified retirement plans to individual retirement products. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. During 2008, all of the Company's revenue was derived from the clients of its Parent. The Parent allocates various percentages of its common office overhead expenses, personnel, marketing, and technology to the Company according to an expense sharing agreement. The Company incurred $414,561 in such charges for the year ended December 31, 2008, which is partially offset by a capital contribution from its Parent in the amount of $1,170,000. As of December 31, 2008, a liability of $93,742 was due to the Parent from the Company.

4. SALES CONCENTRATION

For the year ended December 31, 2008, two customers accounted for approximately 80% of total fee income.

ROLLOVER SECURITIES, LLC

SUPPLEMENTAL DISLOSURES, DECEMBER 31, 2008

1. **The Company is exempt from the SEC Rule 15c3-3 Reserve Requirement under exemption k(2)i.**

See independent auditors' report.

ROLLOVER SECURITIES, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2008

Net capital	
Total member's equity qualified for net capital	$ 204,528
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	65,685
Net capital	$ 138,843
Aggregate indebtedness	
Items included in statement of financial condition:	
Accounts payable	$ 2,535
Salaries and wages payable	23,950
Intercompany payable (net)	93,742
Total aggregate indebtedness	120,227
Minimum net capital requirement (12.5% of aggregate indebtedness or $5,000, whichever is greater)	15,028
Excess net capital	$ 123,815
Ratio of aggregate indebtedness to net capital	.87

See independent auditors' report.

ROLLOVER SECURITIES, LLC

RECONCILIATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 3008

Net Capital as Reported on Part II of Form X-17 A-5 as of December 31, 2008, as amended (Unaudited)	**$**	**138,843**
Audit Adjustments		**-**
Net Capital, December 31, 2008 (Audited)	**$**	**138,843**

See independent auditors' report.

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

Supplemental Report On Internal Control

To the Member of
Rollover Securities, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of Rollover Securities, LLC (the "Company"), a wholly-owned subsidiary of RolloverSystems, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

6525 Morrison Boulevard, Suite 516
Charlotte, NC 28211-3577
Ph. 704.367.7020 Fx. 704.367.7760
www.dixon-hughes.com

Supplemental Report On Internal Control - Continued

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Charlotte, North Carolina
February 24, 2009

ROLLOVER SECURITIES, LLC

Financial Statements and
Supplemental Schedules

As of and for the Year Ended
December 31, 2008

(with Independent Auditors' Report thereon)